FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Completes Amendments of Annual Securities Report, Quarterly Reports, Financial Highlights and Management’s Report on Internal Control over Financial Reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 25, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Completes Amendments of Annual Securities Report, Quarterly Reports,

Financial Highlights and Management’s Report on

Internal Control over Financial Reporting

Tokyo, June 25, 2024—Further to its April 12, 2024, announcement1, Nomura Holdings, Inc. today announced that it has completed amendments of its Annual Securities Report, Quarterly Reports, Financial Highlights and Management’s Report on Internal Control over Financial Reporting for the 115th, 116th, 117th, and 118th fiscal periods as below2.

Nomura also amended its Financial Highlights for the fiscal year ended March 31, 2024 (120th). The amendment corrects certain classification errors within the consolidated statement of cash flows.

There are no amendments to Nomura’s consolidated statements of income, consolidated balance sheets or unconsolidated financial statements, and no impact to Nomura’s income or capital levels.

1.	Amended Reports

(1)	Annual Securities Report

For the fiscal year ended March 31, 2019 (115th)

For the fiscal year ended March 31, 2020 (116th)

For the fiscal year ended March 31, 2021 (117th)

For the fiscal year ended March 31, 2022 (118th)

(2)	Quarterly Reports

For the first quarter of the fiscal year ended March 31, 2022 (118th)

For the second quarter of the fiscal year ended March 31, 2022 (118th)

For the third quarter of the fiscal year ended March 31, 2022 (118th)

For the first quarter of the fiscal year ended March 31, 2023 (119th)

For the second quarter of the fiscal year ended March 31, 2023 (119th)

For the third quarter of the fiscal year ended March 31, 2023 (119th)

(3)	Financial Highlights

For the fiscal year ended March 31, 2019 (115th)

For the fiscal year ended March 31, 2020 (116th)

For the fiscal year ended March 31, 2021 (117th)

For the fiscal year ended March 31, 2022 (118th)

For the fiscal year ended March 31, 2024 (120th)

(4)	Management’s Report on Internal Control over Financial Reporting

For the fiscal year ended March 31, 2019 (115th)

For the fiscal year ended March 31, 2020 (116th)

For the fiscal year ended March 31, 2021 (117th)

For the fiscal year ended March 31, 2022 (118th)

2.	Outline of Amendments

(1)	Annual Securities Report and Quarterly Reports

[1]	See https://www.nomuraholdings.com/news/nr/holdings/20240412/20240412.pdf.
[2]	Nomura completed amendment to its Financial Highlights for the fiscal year ended March 31, 2023 (119th) on April 12, 2024.

Nomura restated the consolidated statement of cash flows and related disclosure. For details, please refer to the amended Annual Securities Report and Quarterly Reports filed today.

(2)	Financial Highlights

The amendments are as follows.

Summary Information

•	1. Consolidated Operating Results

Accompanying Materials

•	1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

•	3. Consolidated Financial Statements

(5) Consolidated Statements of Cash Flows

Details of the amendments are underlined in the attachment below.

(3)	Management’s Report on Internal Control over Financial Reporting

The amendments on Management’s Report on Internal Control over Financial Reporting for each period including remediation plan is similar to the amendments for the fiscal year ended March 31, 2023, announced on April 12, 20241.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Attachment

Financial Summary – Year ended March 31, 2019

Summary Information

1.	Consolidated Operating Results

(3) Cash Flows

(Original)

	(Millions of yen)
	For the year ended March 31
	2018	2019
Net cash used in operating activities	(445,690)	(361,165)
Net cash used in investing activities	(56,172)	(112,503)
Net cash provided by financing activities	373,168	761,191
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,354,868	2,687,132

(Corrected)

	(Millions of yen)
	For the year ended March 31
	2018	2019
Net cash used in operating activities	(341,305)	(62,010)
Net cash used in investing activities	(296,741)	(420,464)
Net cash provided by financing activities	509,352	769,997
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,354,868	2,687,132

Accompanying Materials

1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

(Original)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2019, increased by 332.3 billion yen compared to March 31, 2018. Cash flows from operating activities for the year ended March 31, 2019 were outflows of 361.2 billion yen due mainly to the increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2019 were outflows of 112.5 billion yen due mainly to Payments for purchases of office buildings, land, equipment and facilities. Cash flows from financing activities for the year ended March 31, 2019 were inflows of 761.2 billion yen due primarily to the increase in long-term borrowings.

(Corrected)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2019, increased by 332.3 billion yen compared to March 31, 2018. Cash flows from operating activities for the year ended March 31, 2019 were outflows of 62.0 billion yen due mainly to the increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2019 were outflows of 420.5 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2019 were inflows of 770.0 billion yen due primarily to Proceeds from issuances of long-term borrowings.

3. Consolidated Financial Statements

(5) Consolidated Statements of Cash Flows

(Original)

	Millions of yen
	For the year ended
	March 31, 2018	March 31, 2019
Cash flows from operating activities:
Net income (loss)	224,292	(94,711)
Adjustments to reconcile net income (loss) to
Net cash used in operating activities :
Depreciation and amortization	71,579	57,924
Impairment of goodwill	—	81,372
(Gain) loss on investments in equity securities	(2,683)	6,983
Changes in operating assets and liabilities:
Time deposits	(100,642)	21,832
Deposits with stock exchanges and other segregated cash (2)	(72,069)	13,752
Trading assets and private equity investments (1)	(239,331)	925,384
Trading liabilities (1)	227,302	(143,141)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(453,239)	(3,274,866)
Securities borrowed, net of securities loaned	763,297	1,987,331
Other secured borrowings	79,121	1,198
Loans and receivables, net of allowance for doubtful accounts (1)	(1,006,580)	157,599
Payables (1)	209,460	(63,683)
Bonus accrual	(2,957)	(46,602)
Other, net	(143,240)	8,463

Net cash used in operating activities (2)	(445,690)	(361,165)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(285,161)	(319,090)
Proceeds from sales of office buildings, land, equipment and facilities	224,220	262,908
Payments for purchases of investments in equity securities	(61)	—
Proceeds from sales of investments in equity securities	932	519
Increase in loans receivable at banks, net	(105,387)	(74,048)
Decrease in non-trading debt securities, net	80,634	29,452
Other, net	28,651	(12,244)

Net cash used in investing activities	(56,172)	(112,503)

Cash flows from financing activities:
Increase in long-term borrowings	2,314,609	2,142,212
Decrease in long-term borrowings	(1,964,657)	(1,625,516)
Increase in short-term borrowings, net	215,001	85,900
Increase (decrease) in deposits received at banks, net	(13,254)	257,471
Proceeds from sales of common stock held in treasury	764	313
Payments for repurchases of common stock in treasury	(109,096)	(51,714)
Payments for cash dividends	(70,199)	(47,475)

Net cash provided by financing activities	373,168	761,191

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(53,504)	44,741

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(182,198)	332,264
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year (2)	2,537,066	2,354,868

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year (2)	2,354,868	2,687,132

(1)

Due to changes in accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of amounts previously reported amounts have been made to conform to the current year presentation. See (7) Changes in Accounting Policies for further details.

(2)

In accordance with Accounting Standards Update 2016-18 “Restricted Cash” which Nomura adopted on April 1, 2018, certain reclassification of amounts previously reported as cash, cash equivalents, restricted cash and restricted cash equivalents for the year ended March 31, 2018 have been made to conform to the current year presentation.

(Corrected)

	Millions of yen
	For the year ended
	March 31, 2018	March 31, 2019
Cash flows from operating activities:
Net income (loss)	224,292	(94,711)
Adjustments to reconcile net income (loss) to
Net cash used in operating activities :
Depreciation and amortization	71,579	57,924
Provision for credit losses	49	1,157
Impairment of goodwill	—	81,372
(Gain) loss on investments in equity securities	(2,683)	6,983
(Gain) loss on investments in subsidiaries and affiliates	(66,982)	5,719
Loss on disposal of office buildings, land, equipment and facilities	3,747	2,455
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash (2)	(72,069)	13,752
Trading assets and private equity investments (1)	(219,400)	923,595
Trading liabilities (1)	227,302	(143,141)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(453,239)	(3,274,866)
Securities borrowed, net of securities loaned	763,297	1,987,331
Margin loans and receivables	(920,738)	474,391
Payables (1)	209,460	(63,683)
Bonus accrual	(2,957)	(46,602)
Other, net	(102,963)	6,314

Net cash used in operating activities (2)	(341,305)	(62,010)

Cash flows from investing activities:
Payments for placements of time deposits	(287,509)	(214,787)
Proceeds from redemption or maturity of time deposits	178,671	232,600
Payments for purchases of office buildings, land, equipment and facilities	(285,161)	(319,090)
Proceeds from sales of office buildings, land, equipment and facilities	224,220	262,908
Payments for purchases of equity investments	(8,185)	(5,466)
Proceeds from sales of equity investments	13,727	3,725
Net cash outflows from loans receivable at banks	(107,214)	(72,441)
Payments for purchases or origination of other non-trading loans	(743,333)	(1,012,570)
Proceeds from sales or repayments of other non-trading loans	618,784	693,115
Net cash outflows from interbank money market loans	(292)	(278)
Payments for purchases of non-trading debt securities	(186,557)	(140,936)
Proceeds from sales or maturity of non-trading debt securities	268,613	170,388
Divestures, net of cash disposed of	(13,125)	—
Payments for purchases of investments in affiliated companies	(1,000)	(13,093)
Proceeds from sales of investments in affiliated companies	44,849	4,803
Other, net	(13,229)	(9,342)

Net cash used in investing activities	(296,741)	(420,464)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,425,471	2,170,646
Payments for repurchases or maturity of long-term borrowings	(1,958,093)	(1,701,634)
Proceeds from issuances of short-term borrowings	965,095	1,501,738
Payments for repurchases or maturity of short-term borrowings	(695,484)	(1,427,749)
Net cash outflows from interbank money market borrowings	(53,898)	(6,982)
Net cash inflows (outflows) from other secured borrowings	(1,188)	78,150
Net cash inflows (outflows) from deposits received at banks	(8,445)	254,260
Proceeds from sales of common stock	764	313
Payments for repurchases of common stock	(109,096)	(51,714)
Payments for cash dividends	(70,199)	(47,475)
Contributions from noncontrolling interests	23,522	24,416
Distributions to noncontrolling interests	(9,097)	(23,972)

Net cash provided by financing activities	509,352	769,997

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(53,504)	44,741

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents (2)	(182,198)	332,264
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year (2)	2,537,066	2,354,868

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year (2)	2,354,868	2,687,132

(1)

Due to changes in accounting policy which Nomura adopted on April 1, 2018, certain reclassifications of amounts previously reported amounts have been made to conform to the current year presentation. See (7) Changes in Accounting Policies for further details.

(2)

In accordance with Accounting Standards Update 2016-18 “Restricted Cash” which Nomura adopted on April 1, 2018, certain reclassification of amounts previously reported as cash, cash equivalents, restricted cash and restricted cash equivalents for the year ended March 31, 2018 have been made to conform to the current year presentation.

Financial Summary – Year ended March 31, 2020

Summary Information

1.	Consolidated Operating Results

(3) Cash Flows

(Original)

	(Millions of yen)
	For the year ended March 31
	2019	2020
Net cash used in operating activities	(361,165)	(15,943)
Net cash provided by (used in) investing activities	(112,503)	216,336
Net cash provided by financing activities	761,191	332,062
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,687,132	3,192,310

(Corrected)

	(Millions of yen)
	For the year ended March 31
	2019	2020
Net cash used in operating activities	(62,010)	(94,709)
Net cash used in investing activities	(420,464)	(180,541)
Net cash provided by financing activities	769,997	807,705
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,687,132	3,192,310

Accompanying Materials

1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

(Original)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2020, increased by 505.2 billion yen compared to March 31, 2019. Cash flows from operating activities for the year ended March 31, 2020 were outflows of 15.9 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2020 were inflows of 216.3 billion yen due mainly to Decrease in investments in affiliated companies, net. Cash flows from financing activities for the year ended March 31, 2020 were inflows of 332.1 billion yen due primarily to the increase in Short-term borrowings, net.

(Corrected)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2020, increased by 505.2 billion yen compared to March 31, 2019. Cash flows from operating activities for the year ended March 31, 2020 were outflows of 94.7 billion yen due mainly to the increase in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2020 were outflows of 180.5 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2020 were inflows of 807.7 billion yen due primarily to Proceeds from issuances of short-term borrowings.

3. Consolidated Financial Statements

(5) Consolidated Statements of Cash Flows

(Original)

	Millions of yen
	For the year ended
	March 31, 2019	March 31, 2020
Cash flows from operating activities:
Net income (loss)	(94,711)	219,367
Adjustments to reconcile net income (loss) to
Net cash used in operating activities:
Depreciation and amortization	57,924	63,583
Impairment of goodwill	81,372	—
Loss on investments in equity securities	6,983	14,726
(Gain) loss on investments in subsidiaries and affiliates (1)	5,719	(72,841)
Changes in operating assets and liabilities:
Time deposits	21,832	(33,029)
Deposits with stock exchanges and other segregated cash	13,752	(97,424)
Trading assets and private equity and debt investments	925,384	(2,754,743)
Trading liabilities	(143,141)	428,997
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274,866)	2,224,371
Securities borrowed, net of securities loaned	1,987,331	291,777
Other secured borrowings	1,198	301,019
Loans and receivables, net of allowance for doubtful accounts	157,599	(1,358,242)
Payables	(63,683)	788,007
Bonus accrual	(46,602)	16,202
Other, net (1)	2,744	(47,713)

Net cash used in operating activities	(361,165)	(15,943)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(319,090)	(206,745)
Proceeds from sales of office buildings, land, equipment and facilities	262,908	209,197
Proceeds from sales of investments in equity securities	519	13,323
Decrease (increase) in loans receivable at banks, net	(74,048)	43,920
Decrease (increase) in non-trading debt securities, net	29,452	(2,359)
Decrease (increase) in investments in affiliated companies, net (1)	(8,290)	160,799
Other, net (1)	(3,954)	(1,799)

Net cash provided by (used in) investing activities	(112,503)	216,336

Cash flows from financing activities:
Increase in long-term borrowings	2,142,212	2,364,260
Decrease in long-term borrowings	(1,625,516)	(2,402,621)
Increase in short-term borrowings, net	85,900	656,205
Increase (decrease) in deposits received at banks, net	257,471	(93,260)
Proceeds from sales of common stock held in treasury	313	285
Payments for repurchases of common stock in treasury	(51,714)	(150,009)
Payments for cash dividends	(47,475)	(58,416)
Contribution from noncontrolling interests	—	15,618

Net cash provided by financing activities	761,191	332,062

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44,741	(27,277)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332,264	505,178
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,687,132	3,192,310

(1)	Certain reclassifications of amounts previously reported amounts have been made to conform to the current year presentation.

(Corrected)

	Millions of yen
	For the year ended
	March 31, 2019	March 31, 2020
Cash flows from operating activities:
Net income (loss)	(94,711)	219,367
Adjustments to reconcile net income (loss) to Net cash used in operating activities:
Depreciation and amortization	57,924	63,583
Provision for credit losses	1,157	9,091
Impairment of goodwill	81,372	—
Loss on investments in equity securities	6,983	14,726
(Gain) loss on investments in subsidiaries and affiliates	5,719	(72,841)
(Gain) loss on disposal of office buildings, land, equipment and facilities	2,455	(3,957)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	13,752	(97,424)
Trading assets and private equity and debt investments	923,595	(2,743,850)
Trading liabilities	(143,141)	428,997
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,274,866)	2,224,371
Securities borrowed, net of securities loaned	1,987,331	291,777
Margin loans and receivables	474,391	(891,891)
Payables	(63,683)	788,007
Bonus accrual	(46,602)	16,202
Other, net	6,314	(340,867)

Net cash used in operating activities	(62,010)	(94,709)

Cash flows from investing activities:
Payments for placements of time deposits	(214,787)	(433,899)
Proceeds from redemption or maturity of time deposits	232,600	394,496
Payments for purchases of office buildings, land, equipment and facilities	(319,090)	(206,745)
Proceeds from sales of office buildings, land, equipment and facilities	262,908	209,197
Payments for purchases of equity investments	(5,466)	(16,919)
Proceeds from sales of equity investments	3,725	27,093
Net cash inflows (outflows) from loans receivable at banks	(72,441)	42,792
Payments for purchases or origination of other non-trading loans	(1,012,570)	(1,363,037)
Proceeds from sales or repayments of other non-trading loans	693,115	1,011,743
Net cash inflows (outflows) from interbank money market loans	(278)	797
Payments for purchases of non-trading debt securities	(140,936)	(129,132)
Proceeds from sales or maturity of non-trading debt securities	170,388	126,773
Divestures, net of cash disposed of	—	(70)
Payments for purchases of investments in affiliated companies	(13,093)	(1,000)
Proceeds from sales of investments in affiliated companies	4,803	161,799
Other, net	(9,342)	(4,429)

Net cash used in investing activities	(420,464)	(180,541)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,170,646	2,337,144
Payments for repurchases or maturity of long-term borrowings	(1,701,634)	(2,348,848)
Proceeds from issuances of short-term borrowings	1,501,738	2,092,050
Payments for repurchases or maturity of short-term borrowings	(1,427,749)	(1,679,453)
Net cash inflows (outflows) from interbank money market borrowings	(6,982)	362,634
Net cash inflows from other secured borrowings	78,150	298,680
Net cash inflows (outflows) from deposits received at banks	254,260	(87,399)
Payments for withholding taxes on stock-based compensation	—	(2,163)
Proceeds from sales of common stock	313	285
Payments for repurchases of common stock	(51,714)	(150,009)
Payments for cash dividends	(47,475)	(58,416)
Contributions from noncontrolling interests	24,416	70,112
Distributions to noncontrolling interests	(23,972)	(26,912)

Net cash provided by financing activities	769,997	807,705

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	44,741	(27,277)

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	332,264	505,178
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,354,868	2,687,132

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	2,687,132	3,192,310

Financial Summary – Year ended March 31, 2021

Summary Information

1.	Consolidated Operating Results

(3) Cash Flows

(Original)

	(Millions of yen)
	For the year ended March 31
	2020	2021
Net cash provided by (used in) operating activities	(15,943)	665,770
Net cash provided by (used in) investing activities	216,336	(139,026)
Net cash provided by (used in) financing activities	332,062	(269,927)
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,192,310	3,510,011

(Corrected)

	(Millions of yen)
	For the year ended March 31
	2020	2021
Net cash provided by (used in) operating activities	(94,709)	667,610
Net cash provided by (used in) investing activities	(180,541)	257,932
Net cash provided by (used in) financing activities	807,705	(668,725)
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,192,310	3,510,011

Accompanying Materials

1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

(Original)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2021, increased by 317.7 billion yen compared to March 31, 2020. Cash flows from operating activities for the year ended March 31, 2021 were inflows of 665.8 billion yen due mainly to the decrease in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2021 were outflows of 139.0 billion yen due mainly to the increase in Increase (decrease) in loans receivable at banks, net. Cash flows from financing activities for the year ended March 31, 2021 were outflows of 269.9 billion yen due primarily to the decrease in Short-term borrowings, net.

(Corrected)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2021, increased by 317.7 billion yen compared to March 31, 2020. Cash flows from operating activities for the year ended March 31, 2021 were inflows of 667.6 billion yen due mainly to the decrease in Trading assets and private equity and debt investments. Cash flows from investing activities for the year ended March 31, 2021 were inflows of 257.9 billion yen due mainly to Proceeds from sales or repayments of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2021 were outflows of 668.7 billion yen due primarily to Net cash outflows from other secured borrowings.

3. Consolidated Financial Statements

(5) Consolidated Statements of Cash Flows

(Original)

	Millions of yen
	For the year ended
	March 31, 2020	March 31, 2021
Cash flows from operating activities:
Net income	219,367	160,397
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	63,583	63,846
(Gain) loss on investments in equity securities	14,726	(14,053)
(Gain) loss on investments in subsidiaries and affiliates	(72,841)	45,086
Gain on disposal of office buildings, land, equipment and facilities (1)	(3,957)	(64,730)
Changes in operating assets and liabilities:
Time deposits	(33,029)	43,560
Deposits with stock exchanges and other segregated cash	(97,424)	13,878
Trading assets and private equity and debt investments	(2,754,743)	1,468,357
Trading liabilities	428,997	777,741
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,224,371	(1,453,871)
Securities borrowed, net of securities loaned	291,777	(1,242,489)
Other secured borrowings	301,019	(326,450)
Loans and receivables, net of allowance for doubtful accounts	(1,358,242)	1,145,429
Payables	788,007	(33,994)
Bonus accrual	16,202	15,840
Other, net (1)	(43,756)	67,223

Net cash provided by (used in) operating activities	(15,943)	665,770

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(206,745)	(119,875)
Proceeds from sales of office buildings, land, equipment and facilities	209,197	49,642
Proceeds from sales of investments in equity securities	13,323	6,502
Decrease (increase) in loans receivable at banks, net	43,920	(83,412)
Decrease (increase) in non-trading debt securities, net	(2,359)	38,409
Business acquisition (1)	(2,484)	(11,152)
Decrease (increase) in investments in affiliated companies, net	160,799	(9,182)
Other, net (1)	685	(9,958)

Net cash provided by (used in) investing activities	216,336	(139,026)

Cash flows from financing activities:
Increase in long-term borrowings	2,364,260	2,067,725
Decrease in long-term borrowings	(2,402,621)	(2,068,695)
Increase (decrease) in short-term borrowings, net	656,205	(325,237)
Increase (decrease) in deposits received at banks, net	(93,260)	126,177
Proceeds from sales of common stock held in treasury	285	215
Payments for repurchases of common stock in treasury	(150,009)	(11)
Payments for cash dividends	(58,416)	(76,358)
Contribution from noncontrolling interests	15,618	6,257

Net cash provided by (used in) financing activities	332,062	(269,927)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(27,277)	60,884

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	505,178	317,701
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,687,132	3,192,310

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,192,310	3,510,011

(1)	Certain reclassifications of amounts previously reported amounts have been made to conform to the current year presentation.

(Corrected)

	Millions of yen
	For the year ended
	March 31, 2020	March 31, 2021
Cash flows from operating activities:
Net income	219,367	160,397
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	63,583	63,846
Provision for credit losses	9,091	38,303
(Gain) loss on investments in equity securities	14,726	(14,053)
(Gain) loss on investments in subsidiaries and affiliates	(72,841)	45,086
Gain on disposal of office buildings, land, equipment and facilities	(3,957)	(64,730)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	(97,424)	13,878
Trading assets and private equity and debt investments	(2,743,850)	1,441,539
Trading liabilities	428,997	777,741
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	2,224,371	(1,453,871)
Securities borrowed, net of securities loaned	291,777	(1,242,489)
Margin loans and receivables	(891,891)	936,346
Payables	788,007	(33,994)
Bonus accrual	16,202	15,840
Other, net	(340,867)	(16,229)

Net cash provided by (used in) operating activities	(94,709)	667,610

Cash flows from investing activities:
Payments for placements of time deposits	(433,899)	(239,980)
Proceeds from redemption or maturity of time deposits	394,496	283,650
Payments for purchases of office buildings, land, equipment and facilities	(206,745)	(119,875)
Proceeds from sales of office buildings, land, equipment and facilities	209,197	49,642
Payments for purchases of equity investments	(16,919)	(20,115)
Proceeds from sales of equity investments	27,093	20,258
Net cash inflows (outflows) from loans receivable at banks	42,792	(83,122)
Payments for purchases or origination of other non-trading loans	(1,363,037)	(3,362,619)
Proceeds from sales or repayments of other non-trading loans	1,011,743	3,713,333
Net cash inflows (outflows) from interbank money market loans	797	(355)
Payments for purchases of non-trading debt securities	(129,132)	(124,614)
Proceeds from sales or maturity of non-trading debt securities	126,773	163,023
Acquisitions, net of cash acquired	—	(11,152)
Divestures, net of cash disposed of	(70)	—
Payments for purchases of investments in affiliated companies	(1,000)	(12,098)
Proceeds from sales of investments in affiliated companies	161,799	1,221
Other, net	(4,429)	735

Net cash provided by (used in) investing activities	(180,541)	257,932

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,337,144	2,063,263
Payments for repurchases or maturity of long-term borrowings	(2,348,848)	(2,095,069)
Proceeds from issuances of short-term borrowings	2,092,050	2,929,762
Payments for repurchases or maturity of short-term borrowings	(1,679,453)	(2,865,700)
Net cash inflows (outflows) from interbank money market borrowings	362,634	(311,471)
Net cash inflows (outflows) from other secured borrowings	298,680	(335,372)
Net cash inflows (outflows) from deposits received at banks	(87,399)	36,223
Payments for withholding taxes on stock-based compensation	(2,163)	(3,856)
Proceeds from sales of common stock	285	215
Payments for repurchases of common stock	(150,009)	(11)
Payments for cash dividends	(58,416)	(76,358)
Contributions from noncontrolling interests	70,112	24,794
Distributions to noncontrolling interests	(26,912)	(35,145)

Net cash provided by (used in) financing activities	807,705	(668,725)

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(27,277)	60,884

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	505,178	317,701
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	2,687,132	3,192,310

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,192,310	3,510,011

Financial Summary – Year ended March 31, 2022

Summary Information

1.	Consolidated Operating Results

(3) Cash Flows

(Original)

	(Millions of yen)
	For the year ended March 31
	2021	2022
Net cash provided by (used in) operating activities	665,770	(1,368,710)
Net cash used in investing activities	(139,026)	(45,301)
Net cash provided by (used in) financing activities	(269,927)	1,070,715
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,510,011	3,316,408

(Corrected)

	(Millions of yen)
	For the year ended March 31
	2021	2022
Net cash provided by (used in) operating activities	667,610	(862,832)
Net cash provided by (used in) investing activities	257,932	(593,182)
Net cash provided by (used in) financing activities	(668,725)	1,112,718
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,510,011	3,316,408

Accompanying Materials

1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

(Original)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2022, decreased by 193.6 billion yen compared to March 31, 2021. Cash flows from operating activities for the year ended March 31, 2022 were outflows of 1,368.7 billion yen due mainly to the increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2022 were outflows of 45.3 billion yen due mainly to Increase in loans receivable at banks, net. Cash flows from financing activities for the year ended March 31, 2022 were inflows of 1,070.7 billion yen due primarily to Increase in long-term borrowings.

(Corrected)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2022, decreased by 193.6 billion yen compared to March 31, 2021. Cash flows from operating activities for the year ended March 31, 2022 were outflows of 862.8 billion yen due mainly to the increase in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2022 were outflows of 593.2 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2022 were inflows of 1,112.7 billion yen due primarily to Proceeds from issuances of long-term borrowings.

3. Consolidated Financial Statements

(5) Consolidated Statements of Cash Flows

(Original)

	Millions of yen
	For the year ended
	March 31, 2021	March 31, 2022
Cash flows from operating activities:
Net income	160,397	146,533
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	63,846	59,524
Gain on investments in equity securities	(14,053)	(5,446)
(Gain) loss on investments in subsidiaries and affiliates	45,086	(79,396)
Gain on disposal of office buildings, land, equipment and facilities	(64,730)	(3,490)
Changes in operating assets and liabilities:
Time deposits	43,560	(23,064)
Deposits with stock exchanges and other segregated cash	13,878	(18,408)
Trading assets and private equity and debt investments	1,468,357	1,254,261
Trading liabilities	777,741	(284,747)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,453,871)	(2,220,493)
Securities borrowed, net of securities loaned	(1,242,489)	595,116
Other secured borrowings	(326,450)	2,120
Loans and receivables, net of allowance for doubtful accounts	1,145,429	(412,429)
Payables	(33,994)	(247,980)
Bonus accrual	15,840	(1,865)
Other, net	67,223	(128,946)

Net cash provided by (used in) operating activities	665,770	(1,368,710)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(119,875)	(111,331)
Proceeds from sales of office buildings, land, equipment and facilities	49,642	94,985
Proceeds from sales of investments in equity securities	6,502	2,502
Increase in loans receivable at banks, net	(83,412)	(112,782)
Decrease (increase) in non-trading debt securities, net	38,409	(51,065)
Business acquisition	(11,152)	—
Decrease (increase) in investments in affiliated companies, net	(9,182)	103,437
Other, net	(9,958)	28,953

Net cash used in investing activities	(139,026)	(45,301)

Cash flows from financing activities:
Increase in long-term borrowings	2,067,725	3,895,059
Decrease in long-term borrowings	(2,068,695)	(2,670,106)
Decrease in short-term borrowings, net	(325,237)	(475,509)
Increase in deposits received at banks, net	126,177	448,099
Proceeds from sales of common stock held in treasury	215	11
Payments for repurchases of common stock in treasury	(11)	(39,650)
Payments for cash dividends	(76,358)	(70,714)
Transactions with noncontrolling interests, net	6,257	(16,475)

Net cash provided by (used in) financing activities	(269,927)	1,070,715

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	60,884	149,693

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	317,701	(193,603)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,192,310	3,510,011

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,510,011	3,316,408

(Corrected)

	Millions of yen
	For the year ended
	March 31, 2021	March 31, 2022
Cash flows from operating activities:
Net income	160,397	146,533
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	63,846	59,524
Provision for credit losses	38,303	8,749
Gain on investments in equity securities	(14,053)	(5,446)
(Gain) loss on investments in subsidiaries and affiliates	45,086	(79,396)
Gain on disposal of office buildings, land, equipment and facilities	(64,730)	(3,490)
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	13,878	(18,408)
Trading assets and private equity and debt investments	1,441,539	1,229,557
Trading liabilities	777,741	(284,747)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,453,871)	(2,220,493)
Securities borrowed, net of securities loaned	(1,242,489)	595,116
Margin loans and receivables	936,346	111,468
Payables	(33,994)	(247,980)
Bonus accrual	15,840	(1,865)
Other, net	(16,229)	(151,954)

Net cash provided by (used in) operating activities	667,610	(862,832)

Cash flows from investing activities:
Payments for placements of time deposits	(239,980)	(227,644)
Proceeds from redemption or maturity of time deposits	283,650	199,475
Payments for purchases of office buildings, land, equipment and facilities	(119,875)	(111,331)
Proceeds from sales of office buildings, land, equipment and facilities	49,642	94,985
Payments for purchases of equity investments	(20,115)	(3,142)
Proceeds from sales of equity investments	20,258	41,089
Net cash outflows from loans receivable at banks	(83,122)	(110,811)
Payments for purchases or origination of other non-trading loans	(3,362,619)	(5,695,122)
Proceeds from sales or repayments of other non-trading loans	3,713,333	5,172,221
Net cash outflows from interbank money market loans	(355)	(808)
Payments for purchases of non-trading debt securities	(124,614)	(106,390)
Proceeds from sales or maturity of non-trading debt securities	163,023	55,325
Acquisitions, net of cash acquired	(11,152)	—
Payments for purchases of investments in affiliated companies	(12,098)	(5,674)
Proceeds from sales of investments in affiliated companies	1,221	109,111
Other, net	735	(4,466)

Net cash provided by (used in) investing activities	257,932	(593,182)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,063,263	3,894,613
Payments for repurchases or maturity of long-term borrowings	(2,095,069)	(2,656,233)
Proceeds from issuances of short-term borrowings	2,929,762	1,743,817
Payments for repurchases or maturity of short-term borrowings	(2,865,700)	(2,164,098)
Net cash inflows (outflows) from interbank money market borrowings	(311,471)	12,925
Net cash inflows (outflows) from other secured borrowings	(335,372)	30,753
Net cash inflows from deposits received at banks	36,223	372,575
Payments for withholding taxes on stock-based compensation	(3,856)	(10,816)
Proceeds from sales of common stock	215	11
Payments for repurchases of common stock	(11)	(39,650)
Payments for cash dividends	(76,358)	(70,714)
Contributions from noncontrolling interests	24,794	42,881
Distributions to noncontrolling interests	(35,145)	(43,346)

Net cash provided by (used in) financing activities	(668,725)	1,112,718

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	60,884	149,693

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	317,701	(193,603)
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,192,310	3,510,011

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,510,011	3,316,408

Financial Summary – Year ended March 31, 2024

Summary Information

1.	Consolidated Operating Results

(3) Cash Flows

(Original)

	(Millions of yen)
	For the year ended March 31
	2023	2024
Net cash provided by (used in) operating activities	(694,820)	86,626
Net cash used in investing activities	(233,225)	(890,676)
Net cash provided by financing activities	1,283,937	1,061,602
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,820,852	4,299,022

(Corrected)

	(Millions of yen)
	For the year ended March 31
	2023	2024
Net cash provided by (used in) operating activities	(694,820)	132,640
Net cash used in investing activities	(233,225)	(887,938)
Net cash provided by financing activities	1,283,937	1,012,850
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,820,852	4,299,022

Accompanying Materials

1. Overview of Consolidated Operating Results

(3) Overview of Cash Flows

(Original)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2024, increased by 478.2 billion yen compared to March 31, 2023. Cash flows from operating activities for the year ended March 31, 2024 were inflows of 86.6 billion yen due mainly to the increase in Payables. Cash flows from investing activities for the year ended March 31, 2024 were outflows of 890.7 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2024 were inflows of 1,061.6 billion yen due primarily to Proceeds from issuances of long-term borrowings.

(Corrected)

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2024, increased by 478.2 billion yen compared to March 31, 2023. Cash flows from operating activities for the year ended March 31, 2024 were inflows of 132.6 billion yen due mainly to the increase in Payables. Cash flows from investing activities for the year ended March 31, 2024 were outflows of 887.9 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2024 were inflows of 1,012.9 billion yen due primarily to Proceeds from issuances of long-term borrowings.

3. Consolidated Financial Statements

(5) Consolidated Statements of Cash Flows

(Original)

	Millions of yen
	For the year ended
	March 31, 2023	March 31, 2024
Cash flows from operating activities:
Net income	91,676	177,220
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	61,424	61,340
Provision for credit losses	(4,047)	13,910
(Gain) loss on investments in equity securities	1,426	(9,612)
Gain on investments in subsidiaries and affiliates	(23,889)	(968)
Loss on disposal of office buildings, land, equipment and facilities	344	2,670
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	170,632	16,465
Trading assets and private equity and debt investments	(1,623,037)	(386,474)
Trading liabilities	467,257	(411,843)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(590,424)	290,843
Securities borrowed, net of securities loaned	834,438	(324,095)
Margin loans and receivables	472,811	(276,058)
Payables	(139,417)	709,839
Bonus accrual	(3,319)	26,480
Other, net	(410,695)	196,909

Net cash provided by (used in) operating activities	(694,820)	86,626

Cash flows from investing activities:
Payments for placements of time deposits	(344,117)	(636,813)
Proceeds from redemption or maturity of time deposits	284,705	551,669
Payments for purchases of office buildings, land, equipment and facilities	(171,165)	(145,784)
Proceeds from sales of office buildings, land, equipment and facilities	63,648	109,443
Payments for purchases of equity investments	(4,471)	(12,762)
Proceeds from sales of equity investments	52,299	40,497
Net cash outflows from loans receivable at banks	(84,362)	(112,224)
Payments for purchases or origination of other non-trading loans	(4,702,061)	(4,302,524)
Proceeds from sales or repayments of other non-trading loans	4,486,651	3,622,991
Net cash outflows from interbank money market loans	(62)	—
Payments for purchases of non-trading debt securities	(45,910)	(112,438)
Proceeds from sales or maturity of non-trading debt securities	205,468	135,690
Acquisitions, net of cash acquired	—	(457)
Divestures, net of cash disposed of	16,950	—
Payments for purchases of investments in affiliated companies	(25,119)	(29,778)
Proceeds from sales of investments in affiliated companies	43,299	900
Other, net	(8,978)	914

Net cash used in investing activities	(233,225)	(890,676)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,208,422	3,202,737
Payments for repurchases or maturity of long-term borrowings	(1,115,171)	(2,170,655)
Proceeds from issuances of short-term borrowings	2,630,083	1,894,565
Payments for repurchases or maturity of short-term borrowings	(2,694,588)	(1,866,998)
Net cash inflows (outflows) from interbank money market borrowings	48,197	(88,288)
Net cash inflows (outflows) from other secured borrowings	(52,915)	107,311
Net cash inflows from deposits received at banks	328,867	107,532
Payments for withholding taxes on stock-based compensation	(9,060)	(12,669)
Proceeds from sales of common stock	4	953
Payments for repurchases of common stock	(24,728)	(61,029)
Payments for cash dividends	(57,262)	(60,164)
Contributions from noncontrolling interests	59,718	69,231
Distributions to noncontrolling interests	(37,630)	(60,924)

Net cash provided by financing activities	1,283,937	1,061,602

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	148,552	220,618

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	504,444	478,170
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,316,408	3,820,852

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,820,852	4,299,022

(Corrected)

	Millions of yen
	For the year ended
	March 31, 2023	March 31, 2024
Cash flows from operating activities:
Net income	91,676	177,220
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	61,424	61,340
Provision for credit losses	(4,047)	13,910
(Gain) loss on investments in equity securities	1,426	(9,612)
Gain on investments in subsidiaries and affiliates	(23,889)	(968)
Loss on disposal of office buildings, land, equipment and facilities	344	2,670
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	170,632	16,465
Trading assets and private equity and debt investments	(1,623,037)	(386,474)
Trading liabilities	467,257	(411,843)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(590,424)	290,843
Securities borrowed, net of securities loaned	834,438	(324,095)
Margin loans and receivables	472,811	(276,058)
Payables	(139,417)	709,839
Bonus accrual	(3,319)	26,480
Other, net	(410,695)	242,923

Net cash provided by (used in) operating activities	(694,820)	132,640

Cash flows from investing activities:
Payments for placements of time deposits	(344,117)	(650,562)
Proceeds from redemption or maturity of time deposits	284,705	567,599
Payments for purchases of office buildings, land, equipment and facilities	(171,165)	(145,784)
Proceeds from sales of office buildings, land, equipment and facilities	63,648	111,954
Payments for purchases of equity investments	(4,471)	(14,716)
Proceeds from sales of equity investments	52,299	40,497
Net cash outflows from loans receivable at banks	(84,362)	(112,224)
Payments for purchases or origination of other non-trading loans	(4,702,061)	(4,286,507)
Proceeds from sales or repayments of other non-trading loans	4,486,651	3,606,974
Net cash outflows from interbank money market loans	(62)	—
Payments for purchases of non-trading debt securities	(45,910)	(112,438)
Proceeds from sales or maturity of non-trading debt securities	205,468	135,690
Acquisitions, net of cash acquired	—	(457)
Divestures, net of cash disposed of	16,950	—
Payments for purchases of investments in affiliated companies	(25,119)	(29,778)
Proceeds from sales of investments in affiliated companies	43,299	900
Other, net	(8,978)	914

Net cash used in investing activities	(233,225)	(887,938)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,208,422	3,064,698
Payments for repurchases or maturity of long-term borrowings	(1,115,171)	(2,101,758)
Proceeds from issuances of short-term borrowings	2,630,083	1,964,955
Payments for repurchases or maturity of short-term borrowings	(2,694,588)	(1,866,998)
Net cash inflows (outflows) from interbank money market borrowings	48,197	(88,288)
Net cash inflows (outflows) from other secured borrowings	(52,915)	57,311
Net cash inflows from deposits received at banks	328,867	107,532
Payments for withholding taxes on stock-based compensation	(9,060)	(12,669)
Proceeds from sales of common stock	4	953
Payments for repurchases of common stock	(24,728)	(61,029)
Payments for cash dividends	(57,262)	(60,164)
Contributions from noncontrolling interests	59,718	69,231
Distributions to noncontrolling interests	(37,630)	(60,924)

Net cash provided by financing activities	1,283,937	1,012,850

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	148,552	220,618

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	504,444	478,170
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,316,408	3,820,852

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,820,852	4,299,022